CUSIP No. 268443 10 8                                               Page 1 of 24

                                               ---------------------------------
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                                               ---------------------------------
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

________________________________________________________________________________

                               EFTC CORPORATION
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
________________________________________________________________________________
                        (Title of Class of Securities)


                                  268443 10 8
                                  -----------
                                (CUSIP Number)

                              Jeffrey W. Goettman
                          Thayer-BLUM Funding, L.L.C.
                        1455 Pennsylvania Avenue, N.W.
                            Washington, D.C. 20004
                                (202) 371-0150

                                with a copy to:

                              Eric A. Stern, Esq.
                               Latham & Watkins
                        1001 Pennsylvania Avenue, N.W.
                            Washington, D.C. 20004
                                (202) 637-2200
_______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 30, 2000
                                --------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268443 10 8                                             Page 2 of 24

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON                   THAYER-BLUM FUNDING, L.L.C.

       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X]     (b)
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS                    OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [_]

-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION                   DELAWARE
-------------------------------------------------------------------------------
                               7   SOLE VOTING POWER

                           -----------------------------------------------------
     NUMBER OF SHARES          8   SHARED VOTING POWER
   BENEFICIALLY OWNED BY           3,093,154
                           -----------------------------------------------------
   EACH REPORTING PERSON       9   SOLE DISPOSITIVE POWER
          WITH
                           -----------------------------------------------------
                               10  SHARED DISPOSITIVE POWER
                                   3,093,154
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,093,154
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       19.9%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*          OO (LIMITED LIABILITY COMPANY)

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 268443 10 8                                               Page 3 of 24

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON           THAYER EQUITY INVESTORS IV, L.P.

       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X]     (b)
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS                    WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [_]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION                  DELAWARE
--------------------------------------------------------------------------------
                               7   SOLE VOTING POWER

                           -----------------------------------------------------
     NUMBER OF SHARES          8   SHARED VOTING POWER
   BENEFICIALLY OWNED BY           3,093,154
                           -----------------------------------------------------
   EACH REPORTING PERSON       9   SOLE DISPOSITIVE POWER
         WITH
                           -----------------------------------------------------
                               10  SHARED DISPOSITIVE POWER
                                   3,093,154
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,093,154
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        19.9%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*         PN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 268443 10 8                                               Page 4 of 24

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON                 TC EQUITY PARTNERS IV, L.L.C.

       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X]    (b)
--------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS                    SEE ITEM 3.
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [_]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION                  DELAWARE
--------------------------------------------------------------------------------
                               7   SOLE VOTING POWER
                           -----------------------------------------------------
     NUMBER OF SHARES          8   SHARED VOTING POWER
   BENEFICIALLY OWNED BY           3,093,154
                           -----------------------------------------------------

   EACH REPORTING PERSON       9   SOLE DISPOSITIVE POWER
          WITH
                           -----------------------------------------------------
                               10  SHARED DISPOSITIVE POWER
                                   3,093,154
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,093,154
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       19.9%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*          OO  (LIMITED LIABILITY COMPANY)

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 268443 10 8                                               Page 5 of 24

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON            TC MANUFACTURING HOLDINGS, L.L.C.

       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)[X]     (b)
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS                    WC
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [_]

-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION                   DELAWARE
-------------------------------------------------------------------------------
                               7   SOLE VOTING POWER
                           ----------------------------------------------------
     NUMBER OF SHARES          8   SHARED VOTING POWER

   BENEFICIALLY OWNED BY           3,093,154
                           ----------------------------------------------------
  EACH REPORTING PERSON        9   SOLE DISPOSITIVE POWER
          WITH
                           ----------------------------------------------------
                               10  SHARED DISPOSITIVE POWER

                                   3,093,154
-------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,093,154
-------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       19.9%
-------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*          OO  (LIMITED LIABILITY COMPANY)

-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 268443 10 8                                               Page 6 of 24

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON                 TC CO-INVESTORS IV, LLC

       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]     (b)
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS                    SEE ITEM 3.
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [_]

-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION                   DELAWARE
-------------------------------------------------------------------------------
                               7   SOLE VOTING POWER

                           ----------------------------------------------------
       NUMBER OF SHARES        8   SHARED VOTING POWER

     BENEFICIALLY OWNED BY         3,093,154
                           ----------------------------------------------------
     EACH REPORTING PERSON     9   SOLE DISPOSITIVE POWER
             WITH
                           ----------------------------------------------------
                               10  SHARED DISPOSITIVE POWER

                                   3,093,154
-------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,093,154
-------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       19.9%
-------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*          OO  (LIMITED LIABILITY COMPANY)

-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 268443 10 8                                               Page 7 of 24

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON            TC MANAGEMENT PARTNERS IV, L.L.C.

       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X]     (b)
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS                    SEE ITEM 3.
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [_]

-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION                  DELAWARE
-------------------------------------------------------------------------------
                               7   SOLE VOTING POWER

                           ----------------------------------------------------
     NUMBER OF SHARES          8   SHARED VOTING POWER
   BENEFICIALLY OWNED BY
       EACH REPORTING              3,093,154
                           ----------------------------------------------------
        PERSON WITH            9   SOLE DISPOSITIVE POWER

                           ----------------------------------------------------
                               10  SHARED DISPOSITIVE POWER

                                   3,093,154
-------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,093,154
-------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       19.9%
-------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*          OO  (LIMITED LIABILITY COMPANY)

-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 268443 10 8                                               Page 8 of 24

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON                 FREDERIC V. MALEK

       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]     (b)
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS                    SEE ITEM 3.
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [_]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION                   USA
--------------------------------------------------------------------------------
                               7   SOLE VOTING POWER

                           -----------------------------------------------------
     NUMBER OF SHARES          8   SHARED VOTING POWER
   BENEFICIALLY OWNED BY
      EACH REPORTING               3,093,154
                           -----------------------------------------------------
     REPORTING PERSON          9   SOLE DISPOSITIVE POWER

                           -----------------------------------------------------
                               10  SHARED DISPOSITIVE POWER

                                   3,093,154
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,093,154
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       19.9%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*          IN

--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

  CUSIP No. 268443 10 8                                             Page 9 of 24


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON                 CARL J. RICKERTSEN

       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]   (b)
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS                          SEE ITEM 3.
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           [_]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION                     USA
--------------------------------------------------------------------------------

                              7   SOLE VOTING POWER

                           -----------------------------------------------------
     NUMBER OF SHARES         8   SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY EACH              3,093,154
                           -----------------------------------------------------
     REPORTING PERSON         9   SOLE DISPOSITIVE POWER
            WITH
                           -----------------------------------------------------
                              10  SHARED DISPOSITIVE POWER

                                  3,093,154
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,093,154
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       19.9%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*             IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

  CUSIP No. 268443 10 8                                            Page 10 of 24


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON                 JEFFREY W. GOETTMAN

       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]   (b)
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS                          SEE ITEM 3.
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           [_]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION                     USA
--------------------------------------------------------------------------------

                              7   SOLE VOTING POWER

                           -----------------------------------------------------
     NUMBER OF SHARES         8   SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY EACH              3,093,154
                           -----------------------------------------------------
     REPORTING PERSON         9   SOLE DISPOSITIVE POWER
            WITH
                           -----------------------------------------------------
                              10  SHARED DISPOSITIVE POWER

                                  3,093,154
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,093,154
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       19.9%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*             IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

  CUSIP No. 268443 10 8                                            Page 11 of 24


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON                 SUSAN GALLAGHER

       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]   (b)
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS                          SEE ITEM 3.
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           [_]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION                     USA
--------------------------------------------------------------------------------

                              7   SOLE VOTING POWER

                           -----------------------------------------------------
     NUMBER OF SHARES         8   SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY EACH              3,093,154
                           -----------------------------------------------------
     REPORTING PERSON         9   SOLE DISPOSITIVE POWER
            WITH
                           -----------------------------------------------------
                              10  SHARED DISPOSITIVE POWER

                                  3,093,154
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,093,154
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       19.9%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*             IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

  CUSIP No. 268443 10 8                                            Page 12 of 24


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON                 RBCA STRATEGIC PARTNERS,L.P

       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    94-3303833
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]   (b)
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS                          WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           [_]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION                    DELAWARE
--------------------------------------------------------------------------------

                              7   SOLE VOTING POWER

                           -----------------------------------------------------
     NUMBER OF SHARES         8   SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY EACH              3,093,154
                           -----------------------------------------------------
     REPORTING PERSON         9   SOLE DISPOSITIVE POWER
            WITH
                           -----------------------------------------------------
                              10  SHARED DISPOSITIVE POWER

                                  3,093,154
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,093,154
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       19.9%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*             PN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

  CUSIP No. 268443 10 8                                            Page 13 of 24


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON                 BLUM CAPITAL PARTNERS, L.P.

       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     94-3205364
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]   (b)
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS                          WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           [_]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION                    CALIFORNIA
--------------------------------------------------------------------------------

                              7   SOLE VOTING POWER

                           -----------------------------------------------------
     NUMBER OF SHARES         8   SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY EACH              3,093,154
                           -----------------------------------------------------
     REPORTING PERSON         9   SOLE DISPOSITIVE POWER
            WITH
                           -----------------------------------------------------
                              10  SHARED DISPOSITIVE POWER

                                  3,093,154
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,093,154
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       19.9%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*             PN,IA

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

  CUSIP No. 268443 10 8                                            Page 14 of 24


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON            RICHARD C. BLUM & ASSOCIATES, INC.

       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     94-2967812
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]   (b)
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS                          WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           [_]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION                     CALIFORNIA
--------------------------------------------------------------------------------

                              7   SOLE VOTING POWER

                           -----------------------------------------------------
     NUMBER OF SHARES         8   SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY EACH              3,093,154
                           -----------------------------------------------------
     REPORTING PERSON         9   SOLE DISPOSITIVE POWER
            WITH
                           -----------------------------------------------------
                              10  SHARED DISPOSITIVE POWER

                                  3,093,154
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,093,154
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       19.9%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*             CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

  CUSIP No. 268443 10 8                                            Page 15 of 24


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON                 RCBA GP, L.L.C.

       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    94-3303831
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]   (b)
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS                          WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           [_]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION                     DELAWARE
--------------------------------------------------------------------------------

                              7   SOLE VOTING POWER

                           -----------------------------------------------------
     NUMBER OF SHARES         8   SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY EACH              3,093,154
                           -----------------------------------------------------
     REPORTING PERSON         9   SOLE DISPOSITIVE POWER
            WITH
                           -----------------------------------------------------
                              10  SHARED DISPOSITIVE POWER

                                  3,093,154
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,093,154
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       19.9%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*             OO (LIMITED LIABILITY COMPANY)

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

  CUSIP No. 268443 10 8                                            Page 16 of 24


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON                 RICHARD C. BLUM

       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]   (b)
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   3   SEC USE ONLY
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   4   SOURCE OF FUNDS                          PF
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           [_]

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   6   CITIZENSHIP OR PLACE OF ORGANIZATION                     USA
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                              7   SOLE VOTING POWER

                           -----------------------------------------------------
     NUMBER OF SHARES         8   SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY EACH              3,093,154
                           -----------------------------------------------------
     REPORTING PERSON         9   SOLE DISPOSITIVE POWER
            WITH
                           -----------------------------------------------------
                              10  SHARED DISPOSITIVE POWER

                                  3,093,154
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   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,093,154
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   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*

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   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       19.9%
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   14  TYPE OF REPORTING PERSON*             IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security: This Schedule 13d relates to a warrant to purchase
          --------
3,093,154 shares (the "Warrant"), of the common stock, $.01 par value per share (the "Common Stock"), of EFTC Corporation (the "Issuer" or "Company").


          Issuer:   EFTC
          ------
                    Corporation
                    9351 Grant Street
                    Denver, Colorado 80229.

Item 2.   Identity and Background:
          -----------------------

(a), (b), (c) and (f): This Schedule 13D is being filed jointly by Thayer-BLUM Funding, L.L.C., a Delaware limited liability company (the "Purchaser"), Thayer Equity Investors IV, L.P., a Delaware limited partnership, TC Equity Partners IV, L.L.C., a Delaware limited liability company, TC Manufacturing Holdings, L.L.C., a Delaware limited liability company, TC Co-Investors IV, LLC, a Delaware limited liability company, TC Management Partners IV, L.L.C., a Delaware limited liability company (together each of Thayer Equity Investors IV, L.P., TC Equity Partners IV, L.L.C., TC Manufacturing Holdings, L.L.C., TC Co-Investors IV, LLC, and TC Management Partners IV, L.L.C., the "Thayer Entities"), RCBA Strategic Partners, L.P., a Delaware limited partnership, BLUM Capital Partners, L.P., a California limited partnership, Richard C. Blum & Associates, Inc., a California corporation, RCBA GP, L.L.C., a Delaware limited liability company (together each of RCBA Strategic Partners, L.P., BLUM Capital Partners, L.P., Richard C. Blum & Associates, Inc., and RCBA GP, L.L.C. the "BLUM Entities") and Frederic V. Malek, Carl J. Rickertsen, Jeffrey W. Goettman, Susan Gallagher and Richard C. Blum as individuals (the "Individuals") (each of the Purchaser, the Thayer Entities, the BLUM Entities, and the Individuals a "Reporting Person" and taken together the "Reporting Persons").

          The principal business offices of each of Purchaser, the Thayer Entities, and Frederic V. Malek, Carl J. Rickertsen, Jeffrey W. Goettman and Susan Gallagher is 1455 Pennsylvania Avenue, N.W., Suite 350, Washington D.C. 20004. The business address of each of the BLUM Entities and Richard C. Blum is 909 Montgomery Street, Suite 400, San Francisco, Ca. 94133.

          Thayer-BLUM Funding, L.L.C. was formed to hold securities of the Issuer. Thayer Equity Investors IV, L.P. and TC Manufacturing Holdings, L.L.C. are members of Thayer-BLUM Funding, L.L.C. TC Equity Partners IV, L.L.C. is the general partner of Thayer Equity Investors IV, L.P. TC Co-Investors IV, LLC is the managing member of TC Manufacturing Holdings, L.L.C. TC Management Partners IV, L.L.C. is the managing member of TC Co-Investors IV, LLC. The principal business of each of TC Equity Partners IV, LLC and TC Co-Investors IV, LLC.
is making investments in various industries and providing management services to portfolio companies.

          RCBA Strategic Partners, L.P. is a member of Thayer-BLUM Funding, L.L.C. RCBA GP, L.L.C. is the general partner of RCBA Strategic Partners, L.P. The principal business of RCBA GP, L.L.C. is making investments in various industries and providing management services to portfolio companies.

          Each of Frederic V. Malek, Carl J. Rickertsen, Jeffrey W. Goettman and Susan Gallagher are private investment managers and citizens of the United States, and members of TC Management Partners IV, L.L.C. and TC Equity Partners IV, L.L.C. Richard C. Blum is a private investment manager and a citizen of the United States. Jeffrey W. Goettman and John C. Walker (a partner in RCBA Strategic Partners, L.P.) have been appointed Directors of the Issuer.

(d) and (e): During the last five years, no Reporting Person (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration:
          -------------------------------------------------
          The source of funds for the purchases of securities by Purchaser was working capital of the Thayer Entities and the BLUM Entities.

Item 4.   Purpose of Transaction:
          ----------------------

(a) & (b) The acquisition of the Warrant by the Purchaser was made pursuant to a Securities Purchase Agreement (the "Purchase Agreement"), dated March 30, 2000, between the Company and the Purchaser, the terms of which are more fully described in Item 6 below. The Purchase Agreement obligates the Purchaser to engage in a tender offer, subject to certain conditions (as set forth in Annex I of the Purchase Agreement) for up to 8,250,000 shares of the Common Stock (the "Tender Offer") at a price of $4.00 per share. If the Tender Offer is consummated and at least 500,000 shares of Common Stock were tendered in the Tender Offer it will be considered a "Successful Tender Offer." In the event of a Successful Tender Offer, the Warrant will be cancelled and the Purchaser will exchange a currently outstanding senior subordinated note with an aggregate principal amount of $54,000,000 (the "Exchangeable Note") issued by the Company for a convertible note (the "Convertible Note") with a principal amount equal to the principal amount of the Exchangeable Note, plus accrued and unpaid interest thereon. A Successful Tender Offer will result in the Purchaser acquiring effective control of the Company. If the condition for a Successful Tender Offer is not met, the Warrant will not be cancelled and the Purchaser intends to hold the Warrant for investment purposes. Other than as contemplated by the Purchase Agreement and the transactions contemplated therein, no Reporting Person has any specific plan or proposal to acquire or dispose of the Warrant or any shares of Common Stock. Other than the Tender Offer and related transactions as contemplated by the Purchase Agreement, none of the Reporting Persons has any plans or proposals which relate to, or could result in, an extraordinary corporate transaction.

(c) Except to the extent the foregoing could be considered a sale or transfer of assets of the Company, none of the Reporting Persons has any plans or proposals which relate to, or could result in, the matters referred to in paragraph (c) of the instructions to Item 4 of Schedule 13D.

(d) As a result of the transactions contemplated by the Purchase Agreement, the Company has increased its Board of Directors by two members and has appointed persons nominated by the Purchaser to fill the vacancies so created. Upon the completion of a Successful Tender Offer pursuant to the transactions contemplated by the Purchase Agreement, it is the intent of the Purchaser and the Company that the Purchaser will nominate a majority of the Board of Directors of the Company. The Reporting Persons have no other specific plan or proposal to change the Board of Directors or management of the Company.

(e) In connection with the Purchase Agreement, in consideration of $54,000,000, on March 30, 2000, the Company issued the Warrant and the Exchangeable Note to the Purchaser. Concurrently therewith, the Company entered into a bank credit facility which replaced its then existing bank credit facility. Other than as set forth above, the Reporting Persons have no specific plan or proposal to materially change the capitalization or dividend policy of the Company.

(f) Except to the extent the foregoing could be considered a material change in the business or corporate structure of the Company, none of the Reporting Persons has any plans or proposals which relate to, or could result in, the matters referred to in paragraph (f) of the instructions to Item 4 of
Schedule 13D.

(g) It is the understanding of the Reporting Persons that in connection with the transactions contemplated by the Purchase Agreement due to the large number of shares of Common Stock for which the Convertible Note could potentially be converted into, the Company may seek shareholder approval to increase the authorized number of shares of Common Stock.

(h) though (j) None of the Reporting Persons has any plans or proposals which relate to, or could result in, the matters referred to in paragraphs (h) through
(j), inclusive, of the instructions to Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer:
          ------------------------------------

(a) The Reporting Persons listed in Item 2 above may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of 3,093,154 shares of Common Stock which accounts for 19.9% of the outstanding Common Stock.

(b) The Reporting Persons listed in Item 2 above share the power to vote, direct the vote, dispose, or direct the disposition of all the shares of Common Stock covered by this Schedule 13D. The participation in this filing by Frederic
V. Malek, Carl J. Rickertsen, Jeffrey W. Goettman, Susan Gallagher and Richard
C. BLUM shall not be construed as an admission that they or any other member, managing member, director, executive officer, limited partner, general partner or shareholder of the Thayer Entities or the BLUM Entities is, for any purpose, a beneficial owner of any of the Common Stock of the Issuer except to the extent of any pecuniary interest therein.

(c) The Reporting Persons have not acquired any shares of Common Stock of the Company during the past sixty days, other than the purchases reported herein.

(d)       Not Applicable.

(e)       Not Applicable.

Item 6.   Contracts, Arrangements, Understandings, or Relationships with Respect
          ----------------------------------------------------------------------
          to Securities of the Issuer:
          ---------------------------

          Pursuant to the Purchase Agreement, the Purchaser has purchased the Exchangeable Note and the Warrant for an aggregate purchase price of $54,000,000. The Purchase Agreement contains the further agreement of the Purchaser to engage in the Tender Offer as described in Item 4 above. The Tender Offer is subject to certain conditions set forth in Annex I of the Purchase Agreement. Except for the obligation of the Purchaser to engage in the Tender Offer on the terms set forth in the Purchase Agreement and the related cancellation of the Warrant and exchange of the Exchangeable Note for the Convertible Note upon the consummation of a Successful Tender Offer, none of the Reporting Persons is party to any contracts, arrangements or understandings with respect to the transfer of any securities of the Issuer.

          Pursuant to a voting agreement (the "Voting Agreement") between the Purchaser and certain shareholders of the Issuer signatory thereto, such shareholders have agreed to vote their shares of Common Stock in favor of the issuance of the Convertible Note in the event of a Successful Tender Offer at a meeting of the Issuer's shareholders to be called for such purpose pursuant to the Purchase Agreement. The Voting Agreement will terminate upon the earliest to occur of (i) receipt of shareholder approval for the issuance of the Convertible Note, (ii) the date on which the Issuer's shareholders shall vote on and fail to approve such issuance, or (iii) December 31, 2000.

          The Issuer and the Purchaser have entered into a registration rights agreement, dated as of March 30, 2000 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Purchaser (and any of its permitted transferees) will have the right to require the Company to register the shares of Common Stock held by such persons (whether acquired pursuant to exercise of the Warrant, conversion of the Convertible Note, or purchase in the Tender Offer or otherwise) under the Securities Act of 1933, as amended (the "Securities Act"), in certain circumstances. If the Issuer proposes to register its securities under the Securities Act, either for its own account or the account of others, the Purchaser (and any of its permitted transferees) will be entitled to notice of such registration and to include their shares in such registration; provided, among other conditions, that the underwriters for any such offering will have the right to limit the number of such shares included in such registration, subject to certain conditions.

          Other than as described above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer.

Item 7.     Material to be Filed as Exhibits:
            --------------------------------

Exhibit A:  Purchase Agreement
Exhibit B:  Voting Agreement
Exhibit C:  Registration Rights Agreement
Exhibit D:  Joint Filing Agreement
Exhibit E:  Power of Attorney

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 2000

                                    THAYER-BLUM FUNDING, L.L.C.

                                         /s/ Jeffrey Goettman
                                    By:  ________________________
                                    Name:   Jeffrey Goettman
                                    Title:  Authorized Person

                                    THAYER EQUITY INVESTORS IV, L.P.

                                    By:  TC Equity Partners IV, L.L.C., its
                                         General Partner

                                        /s/ Carl J. Rickertsen
                                    By: ________________________
                                    Name:  Carl J. Rickertsen
                                    Title: Managing Member

                                    TC EQUITY PARTNERS IV, L.L.C.

                                        /s/ Carl J. Rickertsen
                                    By: ________________________
                                    Name:  Carl J. Rickertsen
                                    Title: Managing Member

                                    TC MANUFACTURING HOLDINGS, L.L.C.

                                    By: TC Co-Investors IV, LLC, its Managing
                                        Member

                                    By: TC Management IV, L.L.C., its Managing
                                        Member

                                        /s/ Carl J. Rickertsen
                                    By: ________________________
                                    Name:  Carl J. Rickertsen
                                    Title: Managing Member





                                    TC CO-INVESTORS IV, LLC

                                    By: TC Management Partners IV, L.L.C., its
                                        Managing Member

                                        /s/ Carl J. Rickertsen
                                    By: ________________________
                                    Name: Carl J. Rickertsen
                                    Title: Managing Member

                                    TC MANAGEMENT PARTNERS IV, L.L.C.

                                        /s/ Carl J. Rickertsen
                                    By: ________________________
                                    Name: Carl J. Rickertsen
                                    Title: Managing Member

                                    FREDERIC V. MALEK

                                       /s/ Frederic V. Malek
                                       _________________________

                                    CARL J. RICKERTSEN

                                       /s/ Carl J. Rickertsen
                                       _________________________

                                    JEFFREY W. GOETTMAN

                                       /s/ Jeffrey W. Goettman
                                       _________________________

                                    SUSAN GALLAGHER

                                       /s/ Susan Gallagher
                                       _________________________

                                    RCBA STRATEGIC PARTNERS, L.P.

                                    By:  RCBA GP, L.L.C., its general Partner

                                         /s/ Murray A. Indick
                                    By:  __________________________
                                         Murray A. Indick, Member

                                    RCBA GP, L.L.C.

                                        /s/ Murray A. Indick
                                    By: ___________________________
                                         Murray A. Indick, Member

                                    RICHARD C. BLUM & ASSOCIATES, INC.

                                         /s/ Murray A. Indick
                                    By:  __________________________
                                         Murray A. Indick, Partner, General
                                         Counsel and Secretary

                                    BLUM CAPITAL PARTNERS, L.P.

                                    By:  Richard C. Blum & Associates, Inc., its
                                         General Partner

                                         /s/ Murray A. Indick
                                    By:  __________________________
                                         Murray A. Indick, Partner, General
                                         Counsel and Secretary

                                    RICHARD C. BLUM

                                         /s/ Murray A. Indick
                                    By:  __________________________
                                         Murray A. Indick, Attorney-in-Fact